# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Satellogic Inc., CIK 0001874315
CUSIP: G7823S101
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 210 Delburg Street, Davidson, North Carolina (NC), 28036
Date of event which requires filing of this statement: 03/24/2026
Filed by CIK 0000017018
Persons authorized to receive notices and communications: Cantor Fitzgerald & Co., 110 East 59th Street, New York, New York (NY), 10022, 212-938-5000

## Reporting persons
- CANTOR FITZGERALD & CO. (CIK 0000017018): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: Satellogic Inc.
Address of issuer's principal executive offices: 210 Delburg Street, Davidson, North Carolina (NC), 28036
Comment:
This Amendment No. 5B (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on February 4, 2022 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 17, 2022 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on November 21, 2024 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on November 27, 2024 ("Amendment No. 3") and Amendments No. 4A and 4B to the Original Schedule 13D filed with the SEC on October 6, 2025 ("Amendment No. 4" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the "Prior Schedule 13D"), by Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), CF Group Management, Inc., a New York corporation ("CFGM"), CFAC Holdings V, LLC, a Delaware limited liability company ("CFAC"), Cantor Fitzgerald & Co., a New York general partnership ("CF&Co."), Cantor Fitzgerald Securities, a New York general partnership ("CFS"), and Mr. Brandon G. Lutnick, and Amendment No. 5A to the Original Schedule 13D, dated March 26, 2026, filed by CFAC, CFS, Cantor, CFGM and Mr. Brandon Lutnick. This Amendment is being filed by Cantor Fitzgerald & Co. (the "Reporting Person") relating to its beneficial ownership of shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Satellogic Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Schedule 13D.

This Amendment No. 5B is being filed solely by CF&Co. to indicate that it no longer has any voting or dispositive power of the securities of the Issuer and therefore shall cease to be a Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

CF&Co. is no longer the beneficial owner of any Class A Common Stock of the Issuer and no longer making joint filings with the Reporting Persons. The disposition by CF&Co. of the Class A Common Stock of the Issuer disclosed hereby constituted a disposition of beneficial ownership of Class A Common Stock in an amount equal to more than one percent of such class.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

As of March 24, 2025, Cantor Fitzgerald & Co. does not beneficially own any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Class A Common Stock beneficially owned as to which CF&Co. has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 0

(iv) shared power to dispose of or to direct the disposition: 0
Transactions in the class effected during the past sixty days: See Item 4 of this Amendment 5B, which is incorporated by reference herein. In the past 60 days, CF&Co. disposed of a total of 2,078,064 shares of Class A Common Stock in the open market. Such transactions occurred on January 28, 2026 (129,971 shares at a weighted average price of $5.5581), January 29, 2026 (388,827 shares at a weighted average price of $5.6316), January 30, 2026 (5,575 shares at a weighted average price of $5.5498), March 23, 2026 (500,000 at a weighted average price of $5.008) and March 24, 2026 (1,053,691 at a weighted average price of $5.429).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 24, 2026, CF&Co. ceased to be a beneficial owner of more than 5% of the outstanding shares of Class A Common Stock.

## Signatures
- CANTOR FITZGERALD & CO.: /s/ Pascal Bandelier, Pascal Bandelier, Co-CEO (03/26/2026)